Exhibit 99.4

  FORM OF VOTING AND TRANSACTION SUPPORT AGREEMENT

THIS VOTING AND TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of May __, 2024, by and among California Buyer Limited, a private limited company incorporated in England and Wales (“Bidco”), and the undersigned shareholder (the “Shareholder”) of Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales (the “Company”).  Capitalized terms used but not defined herein have the respective meanings given to them in the Transaction Agreement (as defined below).

RECITALS

(A)          The Shareholder is the record or beneficial owner of the securities of the Company as set forth opposite such Shareholder’s name on Schedule A hereto (such securities, together with any other securities of the Company legally or beneficially acquired, whether by purchase, upon exercise or conversion of any securities or otherwise, by the Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”).  As used herein, “beneficially own” means, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act as in effect on the date hereof, and similar terms such as “beneficial ownership,” “beneficial owner” and “beneficially acquire” have the corresponding meanings.

(B)          On the terms and subject to the conditions set forth in the Transaction Agreement by and between Bidco and the Company, dated as of the date hereof (as amended, restated or supplemented from time to time, the “Transaction Agreement”), Bidco will acquire the entire issued and to be issued share capital of the Company by means of a court-sanctioned scheme of arrangement (the “Scheme of Arrangement”).

(C)       In order to induce Bidco to enter into the Transaction Agreement and in consideration of the execution thereof by Bidco, the Shareholder, solely in the Shareholder’s capacity as holder of the Subject Shares, has entered into this Agreement and agrees to be bound hereby.

NOW THEREFORE, in consideration of the promises, representations, warranties and the covenants and agreements set forth below, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.          No Transfer of Subject Shares; No Inconsistent Arrangements.  During the term of this Agreement, the Shareholder shall not make, cause or permit any Transfer (as defined below) of any of the Subject Shares or enter into any Contract, option or arrangement with respect to a Transfer of any of the Subject Shares.  Following the date hereof, during the term of this Agreement and except as required by this Agreement or the Transaction Agreement, the Shareholder shall not (a) deposit (or permit the deposit of) any of the Subject Shares into a voting trust or grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Subject Shares (other than this Agreement) or in any way grant any other Person any right whatsoever with respect to the voting or disposition of the Subject Shares, (b) enter into any Contract or otherwise take any other action that is inconsistent with, or would in any way restrict, limit or interfere with the performance of the Shareholder’s obligations hereunder or (c) approve or consent to any of the foregoing. For purposes hereof, a Person shall be deemed to have effected a “Transfer” of Subject Shares if such Person directly or indirectly: (i) sells, pledges, encumbers, hedges, gifts, lends, grants an option with respect to, transfers, assigns, or otherwise disposes of (including by sale or merger, by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise) any Subject Shares, or any interest, right or title in such Subject Shares; (ii) enters into a Contract or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such Subject Shares or any interest, right or title therein; or (iii) accepts any offer in respect of an Acquisition Proposal.  Notwithstanding the foregoing, Shareholder may make (1) transfers by will or by operation of law or other transfers for estate-planning purposes, (2)  by using already-owned Subject Shares (or effecting a “net exercise” of a Company Share Option or a “net settlement” of a Company RSU) either to pay the exercise price upon the exercise of a Company Share Option or to satisfy the Shareholder’s tax withholding obligation upon the exercise of a Company Share Option or settlement of a Company RSU, in each case as permitted pursuant to the terms of the Company’s 2021 long term incentive plan, or (3) transfers to a transferee that has signed a voting agreement with Bidco with terms no less favorable to Bidco than this Agreement; provided that, in clauses (1) and (3) above, as a condition to such transfer the transferee shall have executed and delivered to Bidco a counterpart to this Agreement pursuant to which such transferee shall agree to be bound by all of the terms, conditions and provisions of this Agreement as, and agree and acknowledge that such Person shall constitute, a Shareholder for all purposes of this Agreement and certified in writing to Bidco that all of the representations and warranties in this Agreement with respect to such transferee would be true and correct at the time of such Transfer. If any voluntary or involuntary transfer of any Subject Shares covered hereby shall occur (including a transfer or disposition permitted by the prior sentence of this Section 1, a sale by a Shareholder’s or its trustee in bankruptcy or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee may not be a Shareholder and has not executed a counterpart hereof or joinder hereto. Any action taken in violation of this Section 1 shall be null and void ab initio. The Shareholder hereby authorizes Bidco to direct the Company to impose stop orders to prevent the Transfer of any Subject Shares on the books of the Company in violation of this Agreement. The Shareholder agrees that it shall not become a member of a “group” (as defined under Section 13(d) of the Exchange Act) for the purpose of taking any actions inconsistent with the transactions contemplated by this Agreement or the Transaction Agreement.

2.           Agreement to Vote Shares.

(a)        From the date hereof through the valid termination of this Agreement in accordance with Section 6, at any Company Shareholder Meeting or any adjournment or postponement thereof, in any action by written consent or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder hereby irrevocably and unconditionally agrees, during the term of this Agreement, to vote (in person, by proxy or through irrevocable instructions to such Shareholder’s broker, including pursuant to the Forms of Proxy), all of the Subject Shares that are then beneficially owned or owned of record by the Shareholder: (i) in favor of: (1) the Scheme of Arrangement at the Scheme Meeting (or any adjourned or postponed meeting thereof), (2) the Company Shareholder Resolution at the Company GM (or any adjourned or postponed meeting thereof); (3) any proposal to adjourn or postpone any such meeting to a later date if there are not sufficient votes to approve the Scheme of Arrangement or the Company Shareholder Resolution; and (4) any other resolution necessary or desirable to implement the Transaction; provided, however, that the foregoing shall not require the Shareholder to vote in favor of any waiver, modification or amendment to the terms of the Transaction Agreement, or any other Contract or arrangement that would have the effect of waiving, amending or modifying the Transaction Agreement, in each case that would be less favorable in any material respect to the Shareholder than the Transaction Agreement as in effect on the date hereof and (ii) against: (1) any resolution to approve an Acquisition Proposal (including any resolution to approve a scheme of arrangement relating thereto), (2) any action, proposal, transaction, or Contract that would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of the Company or Bidco under the Transaction Agreement or of the Shareholder under this Agreement and (3) any action, proposal, transaction, or Contract that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Transaction or the fulfillment of any of the conditions to Closing set forth in Article VIII of the Transaction Agreement.

(b)          For the avoidance of doubt, except as explicitly set forth in Section 2(a), nothing in this Agreement shall limit the right of the Shareholder to vote in favor of, against or abstain with respect to any other matters presented to the Company Shareholders that are unrelated to the matters contemplated by the Transaction Agreement, the Scheme of Arrangement and the Company Shareholder Resolution.  Nothing in this Agreement shall obligate the Shareholder to exercise any option or any other right to acquire any Company Shares; provided that if the Shareholder does exercise any such option or any other right and acquire additional Company Shares in connection thereto, then such additional Company Shares shall be Subject Shares.

3.          Opportunity to Review; Reliance.  The Shareholder acknowledges and confirms receipt of the Transaction Agreement and represents that he, she or it has had (a) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Transaction Agreement and this Agreement, and (b) the opportunity to review and discuss the Transaction Agreement, the Transaction and this Agreement with his, her or its own advisors and legal counsel. The Shareholder understands and acknowledges that the Company and Bidco are entering into the Transaction Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

4.          Confidentiality and Public Disclosure.  This Agreement shall be treated as confidential. From the date of this Agreement until the Closing, the Shareholder shall not make any public announcements regarding this Agreement, the Transaction Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement that the Company and Bidco agree upon. The Shareholder hereby authorizes Bidco and the Company to publish and disclose its (x) identity, (y) record and beneficial ownership of the Subject Shares and (z) the nature of its obligations under this Agreement (the foregoing clauses (x) through (z), collectively, the “Disclosable Information”) (including in the initial press release contemplated by Section 7.3 of the Transaction Agreement, any announcement or disclosure required by Applicable Law, the Court or the SEC and in the Scheme Documentation.

5.           Representations and Warranties of the Shareholder.  The Shareholder hereby represents and warrants as follows:

(a)          The Shareholder (i) is as of the date hereof, and, except as otherwise permitted pursuant to Section 1 hereof, shall be at all times during the term of this Agreement, the indirect or direct beneficial owner of the Subject Shares set forth opposite such Shareholder’s name on Schedule A hereto, free and clear of any Liens (other than (1) Permitted Liens, (2) pledges in the ordinary course of business as part of prime brokerage arrangements, (3) written restrictions on transfer under applicable securities Laws and (4) this Agreement; provided that such Liens shall not prevent, inhibit or restrict the Shareholder’s ability to enter into this Agreement or vote in accordance with Section 2), and (ii) does not own of record or beneficially own any Company Shares (or any securities convertible into or exercisable or exchangeable or redeemable for any Company Shares) other than as set forth opposite its name on Schedule A.  Schedule A sets forth a true and complete list of all of the Subject Shares as of the date hereof.

(b)          Except with respect to obligations under the Company Organizational Documents, as applicable, the Shareholder has, as of the date hereof and will have at all times through the termination of this Agreement in accordance with Section 6, the sole right to Transfer, to vote (or cause to vote) and to direct (or cause to direct) the voting of the Subject Shares owned by the Shareholder as of the date hereof, and none of such Subject Shares are subject to any proxy, voting trust or other Contract, arrangement or restriction with respect to the Transfer or the voting of the Subject Shares (other than restrictions on transfer under applicable securities Laws), except as set forth in this Agreement or the Transaction Agreement. The Shareholder has not entered into any Contract that is inconsistent with the terms of this Agreement or would in any way restrict, limit or interfere with the performance of the Shareholder’s obligations hereunder.

(c)         The Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and to comply with the terms hereof.  The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby and the compliance by the Shareholder with the provisions hereof have been duly authorized by all requisite action on the part of the Shareholder, and no other action or proceedings on the part of the Shareholder is necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.

(d)         This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming due authorization, execution and delivery by Bidco, constitutes a valid and binding obligation of the Shareholder and is enforceable against the Shareholder in accordance with its terms, subject to any Enforceability Exceptions.

(e)          The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in any violation or breach of, default (with or without notice or lapse of time, or both) under or conflict with any (1) Law applicable to the Shareholder or (2) Action applicable to the Shareholder or its properties or assets, or (3) any Contract or other legally binding instrument or obligation to which the Shareholder is a party or by which the Shareholder or its assets are bound, in the case of each of clauses (1) through (3), to the extent such violation, breach or other action would prevent, enjoin or materially delay the performance by the Shareholder of its obligations under this Agreement.  No Consent of, or registration, declaration, notice or filing with, any Governmental Authority is necessary, under Applicable Law, for the consummation by the Shareholder of the transactions contemplated by this Agreement.

(f)        With respect to the Shareholder, as of the date hereof, there is no Action pending against or, to the knowledge of the Shareholder, threatened in writing against it or any of its assets (including the Subject Shares beneficially owned by the Shareholder) before or by any Governmental Authority that would reasonably be expected to prevent or materially delay or impair the consummation by the Shareholder of the transactions contemplated by this Agreement and the Transaction Agreement or otherwise materially impair the Shareholder’s ability to perform its obligations hereunder.

(g)          No broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby or by the Transaction Agreement based upon arrangements made by or on behalf of the Shareholder in its capacity as such.

6.           Termination.

(a)         This Agreement shall terminate automatically upon the earliest of (i) the Effective Time, (ii) such date and time as the Transaction Agreement shall be validly terminated in accordance with Section 9.1 thereof; (iii) such date and time as any amendment or change to the Transaction Agreement is effected without the Shareholder’s prior written consent that (x) reduces, or imposes any restriction on the Shareholder’s right to receive, the Per Share Consideration or (y) changes the form of consideration payable under the Transaction Agreement; provided that such termination shall only be effective if the Shareholder provides Bidco with written notice (email being sufficient) of such termination within ten (10) Business Days after the Shareholder is notified in writing by Bidco of such amendment or change or (iv) the written agreement of Bidco and the Shareholder.  In the event of the termination of this Agreement, this Agreement shall forthwith become null and void, there shall be no liability on the part of any of the parties, and all rights and obligations of each party hereto shall cease; provided, however, that (A) no such termination of this Agreement shall relieve any party hereto from any liability for any Fraud or Willful Breach of any provision of this Agreement prior to such termination, and (B) Section 7(d) and Sections 10 through 21 shall survive such termination, and in the case of Section 11, only with respect to specific performance of the other surviving provisions.

7.           No Solicitation; General Covenants.

(a)          Subject to Section 9, the Shareholder shall not and shall direct its external advisors not to: (i) solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonable be expected to lead to an Acquisition Proposal or (B) furnish to any Third Party any information in connection with any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement or commitment, option agreement, or agreement in principle, merger agreement, joint venture agreement or other acquisition agreement (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal; (iv) take any action that a Representative of the Company is prohibited from taking pursuant to Section 6.2(a) of the Transaction Agreement or (v) agree to do any of the foregoing.  The Shareholder shall and shall use reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any existing solicitations of, or discussions or negotiations with, any Third Party relating to any Acquisition Proposal. Notwithstanding the foregoing, the Shareholder (and its Representatives) may participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if, and only if, the Company is expressly permitted to engage in discussions or negotiations with such Person in accordance with Section 6.2 of the Transaction Agreement (and then only to the same extent as the Company is permitted to do so and subject to compliance with limitations and requirements of Section 6.2, mutatis mutandis).

(b)          The Shareholder shall not (i) enter into any Contract that violates or conflicts in any respect with or would reasonably be expected to violate or conflict in any respect with, or result in or give rise to a violation of or conflict in any respect with, the Shareholder’s representations, warranties, covenants and obligations under this Agreement or (ii) take any action that would be reasonably expected to restrict or otherwise adversely affect in any respect the Shareholder’s legal power, authority and right to comply with and perform the Shareholder’s covenants and obligations under this Agreement.

(c)         Any shares of capital stock or other equity securities of the Company that are issued to, or that the Shareholder acquires record or beneficial ownership of, after the date of this Agreement and during the term of this Agreement, whether pursuant to purchase, exercise, exchange or conversion of, or other transaction involving any and all options, rights or other securities, shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised the Company Shares as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Subject Shares, the terms of this Agreement shall apply to the resulting securities and the term “Subject Shares” shall be deemed to refer to and include such securities.

(d)         The Shareholder hereby agrees not to commence, participate in, assist or knowingly encourage in any way, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against Bidco, any member of the Company Group or any of their respective Affiliates and each of their respective successors and assigns and their respective directors and officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Transaction Agreement (including any claim seeking to enjoin or delay the Closing), except to enforce the terms hereof or thereof or (b) alleging a breach of any duty of the Company Board or any committee thereof (or the applicable directors serving on the Company Board or any committee thereof) or any other Person in connection with the Transaction Agreement, this Agreement or the transactions contemplated thereby or hereby (including the negotiation or entry into any such agreement).

8.          Taxation. Upon request of the Shareholder, the Company shall provide reasonable assistance to the Shareholder, at the Company’s cost and expense, with respect to treatment of the Per Share Consideration in any of Shareholder’s Tax Return(s).

9.           No Agreement as Director or Officer.  The Shareholder makes no agreement or understanding in this Agreement in the Shareholder’s capacity as a director or officer of the Company or any of its respective Affiliates (if the Shareholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Shareholder in his or her capacity as such a director or officer, including in exercising rights under the Transaction Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as an officer or director to the Company or the Company Shareholders.

10.       Successors, Assigns and Transferees Bound.  Without limiting Section 1 hereof in any way, the Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares from the date hereof through the termination of this Agreement and shall, to the extent permitted by Applicable Law, be binding upon any Person to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of Law or otherwise, including the Shareholder’s administrators, successors or permitted assigns, and the Shareholder further agrees to take all reasonable actions necessary to effectuate the foregoing.

11.       Remedies.  Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause the non-breaching party irreparable harm.  Accordingly, each party hereto agrees that in the event of any breach or threatened breach of this Agreement, the non-breaching party, in addition to any other remedies at Law or in equity each may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. The parties hereto agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law. The parties hereto acknowledge and agree that the right of specific performance contemplated by this Section 11 is an integral part of the Agreement, and without that right, none of the parties hereto would have entered into this Agreement.

12.         Notices.  All notices and other communications hereunder shall be in writing (including electronic mail) and shall be deemed to have been duly given in accordance with the terms of the Transaction Agreement and addressed to the respective parties as follows: if to Bidco, to Bidco’s address or electronic mail address set forth in Section 10.1 of the Transaction Agreement, and, if to the Shareholder, to the address or electronic mail address set forth on Schedule A hereto or to such other address or electronic mail address as such party may hereafter specify for the purpose of providing notice to the other party hereto.

13.        Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of such parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

14.        Entire Agreement.  This Agreement (including the provisions of the Transaction Agreement referenced herein) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties hereto with respect to the subject matter hereof and thereof.

15.         Amendments and Waivers.

(a)      Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Company Shareholder Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the Company Shareholders under Applicable Law without such approval having first been obtained.

(b)         No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

16.          Governing Law; Jurisdiction/Venue.

(a)         This Agreement, and all Actions based upon, arising out of or related to this Agreement or the Transaction, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction; provided that the interpretation of the duties of directors and shareholders of the Company shall in each case be governed by, and construed in accordance with, the laws of England and Wales.

(b)         Each of the parties irrevocably and unconditionally agrees that any Action with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such Action for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 12 in any Action relating to this Agreement or any of the transactions contemplated by this Agreement; provided that nothing herein shall affect the right of any party hereto to serve legal process in any other manner permitted by Applicable Law.  Notwithstanding the foregoing in this Section 16(b), the Scheme of Arrangement shall be subject to the jurisdiction of the Court and any appellate courts therefrom, and not that of the above named courts.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.         No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract or understanding among the parties hereto unless and until (a) the Company Board has approved the Transaction Agreement and the Transaction, (b) the Transaction Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

18.          Counterparts.  This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

19.          No Third-Party Beneficiaries. Each of the parties hereto agrees that this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

20.          Construction.  Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

21.          Expenses. Whether or not the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CALIFORNIA BUYER LIMITED

By:
Name:
Title:

[Signature Page to Voting and Transaction Support Agreement]

[Shareholder]

By:

[Signature Page to Voting and Transaction Support Agreement]

Schedule A

Shareholder	Number of Ordinary Shares
[Shareholder]	[•]

Notice Information:

if to [Shareholder]:

[•]
Email: [•]

in all cases, with a copy to [•]